UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

(X)ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
   ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

  For the transition period from-------------------to----------------------

                          Commission file number 1-8061

   FREQUENCY ELECTRONICS, INC. CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

                            (Full title of the plan)

                           Frequency Electronics, Inc.
               55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

        Registrant's telephone number, including area code (516) 794-4500

   Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                   Alan Miller
                             Chief Financial Officer
                           Frequency Electronics, Inc.
                           55 Charles Lindbergh Blvd.
                             Mitchel Field, NY 11553

FINANCIAL STATEMENTS AND EXHIBIT

(a)      FINANCIAL STATEMENTS:                                         Page No.


         Independent accountants' report                                   4

         Statements of net assets available for benefits                   5

         Statement of changes in net assets available for plan benefits    6

         Notes to financial statements                                    7-12


         SUPPLEMENTAL SCHEDULE:


         Schedule of assets held (at year end)                           13-14



(b)      EXHIBIT

         Exhibit 23.1 - Independent Auditors' Consent                      15


                            SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         FREQUENCY ELECTRONICS, INC.
                                         Registrant


                                         By: /s/ Alan L. Miller
                                         ----------------------
                                         Alan L. Miller
                                         Chief Financial Officer
                                         and Controller

Dated: July 15, 2002




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. Cash or Deferral Profit Sharing Plan
(Name of Plan)

Date: July 15, 2002                         By:

                                            /s/Robert Klomp
                                            ---------------------
                                            Robert Klomp, Trustee

                                            /s/Markus Hechler
                                            -----------------------
                                            Markus Hechler, Trustee

                                            /s/Marvin Meirs
                                            ---------------------
                                            Marvin Meirs, Trustee

Independent Accountants Report

To the Trustees of
Frequency Electronics, Inc.
Cash or Deferral Profit Sharing
Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. Cash or Deferral Profit Sharing Plan and Trust (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held (at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               HOLTZ RUBENSTEIN & CO., LLP
Melville, New York
June 25, 2002

                     FREQUENCY ELECTRONICS, INC.

             CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                              December 31,
                                                         ----------------------
                                                         2001             2000
                                                     ---------------  ----------

ASSETS:
   Cash and cash equivalents                    $        47,572  $         1,643
   Investments, at fair value                         6,967,001        6,769,427
   Loans receivable from participants                   225,565          225,482
   Contribution receivable - employer                    94,256           75,630
   Contribution receivable - participants                25,739                -
                                                ---------------  ---------------

      Net assets available for benefits         $     7,360,133  $     7,072,182
                                                ===============  ===============




























     The accompanying notes are an integral part of the financial statements

                       FREQUENCY ELECTRONICS, INC.

             CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       YEAR ENDED DECEMBER 31, 2001






ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Participant contributions                                    $       726,352
   Net losses from investment activity                                 (816,830)
   Cash dividend on FEI stock                                             4,679
   Interest on participant loans                                         20,388
   Employer contributions                                               396,315
                                                                ---------------
     Total additions                                                    330,904
                                                                ---------------

DEDUCTIONS:
   Distributions to participants                                         42,953
                                                                ---------------

NET INCREASE                                                            287,951

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year             7,072,182
                                                                ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year             $     7,360,133
                                                                ===============




















   The accompanying notes are an integral part of the financial statements

                     FREQUENCY ELECTRONICS, INC.

           CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 2001 AND 2000



1.    Plan Description:

The following brief description of The Frequency Electronics, Inc. Cash or Deferral Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible for membership in the Plan after completing six months of service.

All expenses of administering the Plan are paid by Frequency Electronics, Inc. (the "Company").

Contributions:
-------------

Employee

Plan participants may contribute a maximum of 25% and 10% of compensation, as defined in the plan agreement, as employee salary savings contributions and voluntary deductible contributions, respectively, (collectively, "Savings Contributions"). Total employee salary reduction contributions are limited to the maximum deductible of $11,000 and $10,500 in 2001 and 2000, respectively, under the Internal Revenue Code. Savings contributions are immediately fully vested.

Each participant's account is credited with the participant's contribution allocated as requested. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided solely from the participant's account.

Employee contributions are to be transmitted to the Plan within fifteen business days after the end of the month in which the contributions are received by the employer.

Employer

During the period January 1, 1990 through December 31, 1999, the Company suspended its matching contribution. In 2000 the Company's Board of Directors approved a benefit policy under the Plan, effective January 1, 2000, wherein the Company will make a matching contribution in Company stock. This matching contribution is limited to 3% of the employee's earnings, to a maximum of $2,500. In addition, every employee will receive an annual contribution of $500, regardless of their own contribution.

The maximum Company contribution is $3,000 per employee. Employees are eligible for both contributions after six months of employment. All contributions by the Company will be subject to the current vesting schedule.

      ----------------

Participant loans

Loans are permitted against the total vested accrued benefit of a participant. The amount of the loan cannot be less than $500 or exceed 50% of the participant's contributory account balance.

An outstanding loan is repayable, with interest at prevailing commercial rates, in full at any time or in monthly installments by means of a payroll deduction over a term not to exceed five years.


2.    Summary of Significant Accounting Polices:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and are presented in conformity with generally accepted accounting principles, which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments

Contributions to the Plan are directed by the participants in any one or more of the investment funds available to them as of December 31, 2001. The available investment funds are as follows:

MFS High Income Fund

The fund's investment objective is to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities, some of which may involve equity features.

MFS Total Return Fund

The primary investment objective of the fund is to obtain above-average income consistent with prudent employment of capital. The fund's secondary objective is to take advantage of opportunities for growth of capital and income.

      -----------------------------------------

MFS Capital Opportunities Fund

The fund's investment objective is capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

MFS Massachusetts Investors Trust

The fund's investment objective is reasonable current income and long-term growth of capital and income. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

MFS Emerging Growth Fund

The fund's investment objective is long-term growth of capital. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.

MFS New Discovery Fund

The fund's investment objective is capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in companies that MFS believes to offer superior prospects for growth.

MFS Global Equity Fund

The fund's investment objective is to seek capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and equity-related securities, such as preferred stock, convertible securities and depositary receipts, of U.S. and foreign (including emerging market) issuers.

MFS Massachusetts Investors Growth Stock Fund

The fund's investment objective is to provide long-term growth of capital and future income rather than current income. The fund invests its assets, except for working cash balances, in the common stocks of securities convertible into common stocks of companies which MFS believes offer better than average prospects for long-term growth.

MFS Research Fund

The fund's investment objective is to provide long-term growth of capital and future income. The fund's policy is to invest a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. A smaller portion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income.

      -----------------------------------------

MFS Mid Cap Growth Fund

The fund's investment objective is long-term growth of capital. The fund, under normal market conditions, invests at least 65% of its total assets in equity securities of companies with medium market capitalization that are believed to have above average growth potential.

MFS Bond Fund

The fund's investment objective is to seek as high a level of current income as is believed to be consistent with prudent investment risk. As a secondary objective, the fund strives to protect shareholders' capital. The fund invests, under normal market conditions, at least 65% of its assets in investment-grade bonds, including U.S. government securities and high-grade corporate debt. The fund may invest up to 35% of its total assets in foreign securities including up to 10% in non-dollar denominated securities. The fund may invest up to 20% of its assets in high-yield securities.

MFS Utilities Fund

The fund's investment objective is to seek capital growth and current income. The fund will invest a minimum of 65% but up to 100% of its assets in utility securities, both stocks and bonds. The fund may also invest up to 35% of its total assets in foreign securities.

MFS Fixed Fund

The fund's investment objective is to seek current income and preservation of principal. The fund is an open-end collective investment trust that invests in a diversified pool of high quality stable value contracts, including guaranteed investment contracts, bank investment contracts, fixed-income investment contracts, and other fixed-income securities, including U.S. government securities.

In addition to the investments identified above, the Plan also maintains a participant loan account in the amounts of $225,565 and $225,482 as of December 31, 2001 and 2000, respectively. Interest rates on the loans range from 6.75% to 10.5%.

Frequency Electronics, Inc. Common Stock Fund

All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2000 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Common stock approximated $836,000 (11%) and $575,000 (8%) of investments at December 31, 2001 and 2000, respectively. Net investment (loss) earnings from investing activities and participant distributions from the Frequency Electronics, Inc. Common Stock Fund in 2001 and 2000 approximated ($89,802) and $109,300, respectively.

Net earnings (losses) from investment activity includes dividend and interest income, as well as realized and unrealized gains and losses from security transactions.

Revenue recognition

Contribution revenue is recognized when committed for payment.

Benefit payments

Benefits are recorded when paid.

3.     Vesting Provisions and Benefit Payments:

Participants become fully vested in Company contributions upon attainment of age 65, early retirement at age 59-1/2, death or according to the number of years of service with the Company as follows:

  Years of Service                                              Vested Amount

    Less than 2                                                        0%
      2 years                                                         20%
      3 years                                                         40%
      4 years                                                         60%
      5 years                                                         80%
      6 years and above                                              100%

On termination of active service, as defined in the Plan agreement, a participant may elect to receive vested benefits in either a lump sum distribution, in equal installments (over a term not to exceed the lesser of fifteen years or the participant's actuarial life expectancy, for fully vested participants only) or various forms of annuity contracts purchased from an insurance company. Lump sum distributions will be made in cash. The portion of the Company contribution not vested will be forfeited and allocated to the remaining plan participants.

Hardship withdrawals by plan participants may be made upon written request to, and approval of, the Plan administrator. If approved, the distribution is limited to the participant's contribution. Earnings on the participant's contribution and the employer contributions can not be withdrawn.

4.    Tax Status:

The Plan is qualified under Section 401 (a) of the Internal Revenue code, and therefore, exempt from federal income taxes under Section 501 (a) of the Code.

5.    Plan Amendment or Termination:

The Company reserves the right to amend or terminate the Plan at any time by delivering written notice of such termination or amendment to the trustee. While the Company has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, the Plan provides for the net assets of the Plan, reduced by any payment of expenses properly chargeable against the trust, to be distributed to the participants and beneficiaries of the Plan.

6.    Credit Risk:

The Company manages the Plan's credit risk by offering participants diversified investment options.


7.    Parties in Interest/Related Party Transactions:

For the year ended December 31, 2001, the three trustees were also members of the Plan.


8.    Contribution Receivable - Participants:

Contributions by participants for December 2001 were not received by the respective funds until January 2002. Pursuant to accrual accounting a receivable of $25,739 was recorded for the December 2001 contributions.

9.    Investment:

The Plan's investments are stated at fair value, measured at quoted market prices in an active market. The following presents investments that represent 5% or more of the Plan's net assets.

                                                           December 31,
                                                     -----------------------
                                                      2001             2000
                                                   ---------------  ----------
      MFS Emerging Growth Fund, 18,726 and
       15,897 shares, respectively               $    622,083      $   711,859

      MFS Massachusetts Investors Trust,
       82,819 and 76,875 shares, respectively       1,373,142        1,539,045

      MFS High Income Fund, 115,854
       and  97,573 shares, respectively               442,562          408,829

      MFS Capital Opportunities Fund,
       63,615 and 64,235 shares, respectively         854,355        1,149,167

      MFS Fixed Fund, 1,914,843 and 1,542,322
        shares, respectively                        1,914,843        1,542,322

      MFS New Discovery Fund, 20,352 and
        19,853 shares, respectively                   349,856          359,743

      Frequency Electronics, Inc.
        Common Stock Fund, 59,480 and
        33,614 shares, respectively                   836,416          574,962



10.   Cash Dividend:

During calendar 2001, the Board of Directors of Frequency Electronics, Inc. declared a cash dividend of $0.10 (ten cents) per share payable June 1 and December 1. This dividend aggregated $4,679 in 2001.


                                                      FREQUENCY ELECTRONICS, INC.
                                            CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST
                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)
                                    --------------------------------------------------------------
                                                           DECEMBER 31, 2001

(a)               (b)                                          (c)                                   (d)             (e)

       Identify of issue,           Description of investment including maturity date, rate         Cost        Current Value
       borrower, lessor, or         of interest, collateral, par or maturity value
       similar party
-----  ---------------------------  ----------------------------------------------------------  --------------  --------------
       MFS Capital Opportunities    Capital  appreciation  fund of common  stocks and related     $ 1,211,375   $   854,355
       Fund                         securities,   such  as   preferred   stock,   convertible
                                    securities,  and  depositary  receipts.  No maturity date
                                    or interest rates.  No collateral.  Par value varies.

       MFS Emerging Growth Fund     Long-term  growth of  capital  fund of common  stocks and         915,066       622,083
                                    related    securities,    such   as   preferred   stocks,
                                    convertible  securities,   and  depositary  receipts  for
                                    those  securities,   of  emerging  growth  companies.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS Fixed Fund               Current  income and  preservation  of  principal  fund of       1,914,843     1,914,843
                                    stable-value   investment   contracts   issued  by  major
                                    insurance  companies  and major banks.  No maturity  date
                                    or interest rates.  No collateral.  Par value varies.

       MFS Global Equity Fund       Capital   appreciation   fund  of   common   stocks   and          93,671        84,338
                                    equity-related  securities,   such  as  preferred  stock,
                                    convertible securities,  and depositary receipts, of U.S.
                                    and  foreign  (including  emerging  market)  issuers.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS High Income Fund         High current income fund with a diversified  portfolio of         556,191       442,562
                                    fixed  income  securities.  No maturity  date or interest
                                    rates.  No collateral.  Par value varies.

       MFS Massachusetts            Reasonable   current  income  and  long-term   growth  of       1,694,784     1,373,142
       Investors Trust              capital  and income  fund of common  stocks  and  related
                                    securities, such as preferred stock, convertible securities
                                    , and depositary receipts. Invests in companies of any size, but generally focuses on companies with larger market
                                    capitalizations. No maturity date or interest rates. No
                                    collateral. Par value varies.

       MFS New Discovery Fund       Capital  appreciation  fund of  investments  in companies         356,510       349,856
                                    believed  to offer  superior  prospects  for  growth.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS Total Return Fund        Above-average  income fund of fixed income securities and         172,056       167,350
                                    equity  securities.  No maturity date or interest  rates.
                                    No collateral.  Par value varies.

       MFS Massachusetts            Long-term   growth  of  capital  and  future   income  by         264,969       196,407
       Investors Growth             investing its assets in the common stocks,  or securities
       Stock Fund                   convertible  into common stocks,  of companies that offer
                                    better than average  prospects for long-term  growth.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS Research Fund            Long-term   growth  of  capital  and  future   income  by         133,525       104,856
                                    investing a  substantial  proportion of its assets in the
                                    common  stocks  or  securities  convertible  into  common
                                    stocks of  companies  that  possess  better than  average
                                    prospects  for  long-term  growth.  A smaller  portion of
                                    the  assets  may  be   invested   in  bonds,   short-term
                                    obligations,  preferred  stocks  or common  stocks  whose
                                    principal  characteristic  is  income  production  rather
                                    than  growth.  No  maturity  date or interest  rates.  No
                                    collateral.  Par value varies.

 *     Frequency Electronics,       Common stock of Frequency  Electronics,  Inc. No maturity         707,863       836,416
       Inc. Common Stock            dates or interest rates.  Par value $1.00.

       MFS Utilities Fund           Capital   growth  and  current  income  fund  of  utility             239           239
                                    securities,  both  stocks  and  bonds.  The fund may also
                                    invest in foreign securities.


                                                      FREQUENCY ELECTRONICS, INC.
                                            CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST
                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)
                                    --------------------------------------------------------------
                                                           DECEMBER 31, 2001

(a)               (b)                                          (c)                                   (d)             (e)

       Identify of issue,           Description of investment including maturity date, rate         Cost       Current Value
       borrower, lessor, or         of interest, collateral, par or maturity value
       similar party
-----  ---------------------------  ----------------------------------------------------------  ------------   --------------


       MFS Bond Fund                High  level  of  current  income  as  is  believed  to be   $    13,514   $    13,471
                                    consistent  with  prudent  investment  risk as well as to
                                    protect  shareholders  risk capital.  The fund invests in
                                    investment-grade    bonds   including   U.S.   government
                                    securities and high-grade corporate debt.

       MFS Mid Cap Growth Fund      Long-term  growth  capital fund of equity  securities  of         6,371         7,083
                                    companies  with  medium  market  capitalization  that are
                                    believed to have above-average growth potential.

 *     Participant Loans            Loans  to plan  participants.  Maturity  between  one and             -       225,565
                                    five years with interest at prevailing  commercial  rates
                                    (6.75%-10.50%)   and  secured  by  participant's   vested
                                    account balance.

     * Denotes party in interest


                           Exhibit 23.1




        CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement
No. 333-40506 on Form S-8 pertaining to the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust of our report dated June 25, 2002 with respect to the financial statements and supplemental schedule of the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended December 31, 2001.



                                            HOLTZ RUBENSTEIN & CO., LLP



Melville, New York
July 15, 2002